

October 26, 2011

Via E-mail
Daniel Wiesel
Chief Executive Officer
The PAWS Pet Company, Inc.
2001 Gateway Place, Suite 410
San Jose, CA 95110

> **Re:** **The PAWS Pet Company, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed October 13, 2011**
> **File No. 333-175026**
> **Amendment No. 6 to Form 8-K**
> **Filed October 13, 2011**
> **File No. 333-130446**

Dear Mr. Wiesel:

We have reviewed your responses to the comments in our letter dated September 22, 2011 and have the following additional comments. All page numbers below correspond to the marked version of your filings.

Form S-1

Prospectus Summary, page 5

1. Please revise to move your disclosure regarding the amount of additional working capital you require to continue your operations for the next 12 months and your disclosure that you will not receive any proceeds from this offering to the second paragraph on page five. In addition, please move your disclosure regarding the amount in penalties you have paid to date and the amount you will have to pay until the registration statement is declared effective to the beginning of your disclosure regarding your securities purchase agreement in the third paragraph on page five as the respective disclosure seems related to the current disclosure on page five.

2. Your prospectus summary should be brief and clear. As such, please provide subheadings to describe the recent transactional developments at your company on page five and provide clear disclosure describing such transactions. Please refer to Instruction to 503(a) of Regulation S-K.

The Offering, page 7

3. Please revise to remove the words "[t]he maximum amount of proceeds that we may receive from the exercise of all warrants held by the selling security holder is $20,886,241" from the Use of Proceeds section on page seven and page 14 as this sentence refers to underlying shares of common stock that are not included in this offering or advise.

Risk Factors, page 7

We have experienced a history of losses, page 7

4. We note that your current monthly cash burn rate is between $20,000 and $35,000. However, we note disclosure on page four which states that you incur $36,000 to $40,000 per week on the Los Angeles to New York to Los Angeles route and $53,000 to $63,000 per week for the Los Angeles to Fort Lauderdale to Los Angeles route. Please revise to disclose your monthly "burn rate" or advise. Please revise the Management's Discussion and Analysis of Financial Condition and Results of Operations section, as applicable.

We do not own our own aircraft, page 8

5. We note your response to our prior comment two and reissue in part. Please revise to clarify that the costs of complying with FAA regulations may be imputed to you as you do not have a written agreement.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

Liquidity and Capital Resources, page 26

6. We note your response to our prior comment 10 and reissue in part. Please revise the third paragraph on page 26 to replace the word "lounges" as this appears to be marketing language.

Business, page 28

7. We note your response to our prior comment three and reissue in part. Please revise to disclose here the costs to configure the aircrafts to carry pets.

8. We note your response to our prior comment eight and reissue in part. Please revise to disclose the material terms of your agreements with Dyson and with Vet Pets Insurance. In addition, please revise to describe your plans to market your services to Vet Pets Insurance policyholders and your plans to market Intellicell's stromal vascular fraction

solution, including a timeline and the costs associated with such marketing plans. Also provide a brief explanation of the uses of "stromal vascual fraction solution."

9. We note your reference to your newsletters in the fourth paragraph on page 29. Please advise as to whether you currently send out newsletters or if you intend to send out newsletters in the future.

Form 8-K

Risk Factors, page 10

Our controlling stockholders hold a significant percentage of our outstanding voting, page 17

10. Please reconcile your disclosure on page 17 that Mr. Dan Wiesel and Ms. Alysa Binder are the beneficial owners of approximately 41% of your outstanding voting securities with your disclosure on page 13 of Amendment No. 3 to your Form S-1 filed on October 13, 2011 that they are the beneficial owners of approximately 39% of your outstanding voting securities.

Recent Sales of Unregistered Securities, page 37

11. We note your response to our prior comment 14 and reissue. Please revise throughout to clarify that your Form 8-K is not part of your registration statement or prospectus. For example, on page 10, you refer to the "other information in this prospectus," on page 16, you state that "if the registration statement of which this prospectus is a part" and that "[o]nce the registration statement, of which this prospectus forms a part," on page 18, you state "and elsewhere in this prospectus," on page 38, you state that "the individuals and entities to which we issued securities as indicated in this section of the registration statement are unaffiliated with us" and, on page 40, you state "[t]he initial registration statement, of which this prospectus is a part."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Daniel Wiesel
The PAWS Pet Company, Inc.
October 26, 2011
Page 4

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Patrick Kuhn at (202) 551-3308 or Joseph Foti at (202) 551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
        Loren Danzis, Esq.
        Fox Rothschild LLP